First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2020 and 2019
 (Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2020 AND DECEMBER 31, 2019
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	March 31, 2020	December 31, 2019

ASSETS

Current
Cash and cash equivalents	$10,497	$5,902
Accounts and other receivables	370	303
Prepaid expenditures (Note 9)	712	349
Marketable securities (Note 3)	1,398	1,775
Total current assets	12,977	8,329

Non-current
Mineral properties (Note 4)	256,532	252,815
Mineral property investments (Note 5)	5,733	5,398
Property and equipment	695	608
Right-of-use asset (Note 6)	626	648
Reclamation deposit	120	119
Other receivables	93	103
Total non-current assets	263,799	259,691
TOTAL ASSETS	$276,776	$268,020

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 7)	$1,691	$1,398
Flow-through share premium liability (Note 10)	424	341
Current portion of lease liability (Note 6)	104	94
Current portion of environmental reclamation provision (Note 8)	812	716
Total current liabilities	3,031	2,549

Non-current
Lease liability (Note 6)	527	554
Environmental reclamation provision (Note 8)	1,550	1,639
Deferred tax liabilities	1,229	946
Total non-current liabilities	3,306	3,139
TOTAL LIABILITIES	6,337	5,688

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	290,591	282,666
Warrant and share-based payment reserve (Note 9)	34,952	33,330
Accumulated other comprehensive loss	(3,627)	(3,649)
Accumulated deficit	(51,477)	(50,015)
Total shareholders’ equity	270,439	262,332
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$276,776	$268,020

Subsequent events (Notes 4 and 15)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director                                                  Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2020	2019

OPERATING EXPENSES (Note 11)
General and administration	$757	$867
Exploration and evaluation	203	199
Investor relations and marketing communications	299	534
Corporate development and due diligence	132	145
Loss from operational activities	(1,391)	(1,745)

OTHER ITEMS
Foreign exchange loss	(22)	(2)
Other expenses	(20)	(64)
Interest and other income	38	84
Loss before income taxes	$(1,395)	$(1,727)

Deferred income tax expense	(67)	-
Net loss for the period	$(1,462)	$(1,727)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net (loss) or income:
Marketable securities fair value (loss) gain (Note 3)	(377)	12
Mineral property investments fair value gain (Note 5)	335	-
Items that may be reclassified to net (loss) or income:
Currency translation adjustment	64	(24)
Other comprehensive income (loss)	22	(12)

Total comprehensive loss for the period	$(1,440)	$(1,739)
Basic and diluted loss per share (in dollars)	$(0.00)	$(0.00)
Weighted average number of shares outstanding – Basic and Diluted	608,970,889	558,316,696

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2020	2019

Cash flows from operating activities
Net loss for the period	$(1,462)	$(1,727)
Adjustments for:
Depreciation	67	43
Unrealized foreign exchange loss (gain)	6	(1)
Share-based payments (Note 9(d))	405	574
Accrued interest receivable and other income	-	(64)
Other expenses	18	65
Deferred income tax expense	67	-
Operating cash flows before movements in working capital	(899)	(1,110)
Changes in non-cash working capital items:
(Increase) decrease in accounts and other receivables	(58)	4
Decrease in prepaid expenditures	83	61
Decrease in accounts payables and accrued liabilities	(439)	(28)
Total cash used in operating activities	(1,313)	(1,073)

Cash flows from investing activities
Property and equipment purchases	(131)	(37)
Mineral property expenditures (Note 4)	(3,255)	(1,001)
Option payments and expenditures recovered (Note 4)	100	55
Total cash used in investing activities	(3,286)	(983)

Cash flows from financing activities
Proceeds from private placements (Note 9(b))	9,282	-
Shares issuance costs (Note 9(b))	(128)	-
Proceeds from exercise of warrants and stock options	60	-
Repayment of lease liability (Note 6)	(17)	-
Finance costs paid (Note 6)	(10)	-
Total cash provided by financing activities	9,187	-

Foreign exchange effect on cash	7	-

Change in cash and cash equivalents	4,595	(2,056)
Cash and cash equivalents, beginning	5,902	5,115
Cash and cash equivalents, ending	$10,497	$3,059

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Share-based payments	-	-	-	725	-	-	725
Loss for the period	-	-	-	-	-	(1,727)	(1,727)
Other comprehensive loss	-	-	-	-	(12)	-	(12)
Balance as at March 31, 2019	558,316,916	$275,068	$13,600	$17,355	$(5,304)	$(44,783)	$255,936
Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from private placements (Note 9(b))	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability (Note 9(b))	-	(300)	-	-	-	-	(300)
Shares issuance costs (Note 9(b))	-	(110)	(18)	-	-	-	(128)
Exercise of options (Note 9(c))	400,000	171	-	(111)	-	-	60
Shares issued for prior mineral property acquisition	24,220	4	-	-	-	-	4
Share-based payments	-	-	-	629	-	-	629
Loss for the period	-	-	-	-	-	(1,462)	(1,462)
Other comprehensive income	-	-	-	-	22	-	22
Balance as at March 31, 2020	632,619,453	$290,591	$15,636	$19,316	$(3,627)	$(51,477)	$270,439

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian-focused gold exploration and development company. The Company’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northwestern Ontario, Canada
Goldlund Resources Inc.	100%	Goldlund Gold Project (“Goldlund”)	Northwestern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”)(1)	Northwestern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

(1)
Pickle Crow Gold Project is subject to an Earn-In Agreement pursuant to which Auteco Minerals Ltd. Is the operator of the property and may acquire up to an 80% interest in the property.

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, as some disclosures from the annual consolidated financial statements have been condensed or omitted. There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

2. BASIS OF PRESENTATION (Continued)

The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the audited annual consolidated financial statements with the exception of considerations arising from COVID-19.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. To date, the impacts on global commerce are far reaching. The mineral exploration sector is expected to be impacted significantly as many local and regional governments have issued public health orders in response to COVID-19, including restricting the movement of people. The Company has curtailed its on-site exploration activities in response to the public health risks. As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty the Company may be restricted in its ability to raise additional funding. The impact of these factors on the Company over time is not determinable; however, they may have a material impact on the Company’s financial position, results of operations and cash flows in future periods. There may be heightened risk of mineral property impairment and liquidity or going concern uncertainty.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 12, 2020.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

3. MARKETABLE SECURITIES

The movements in marketable securities during the three months ended March 31, 2020, and year ended December 31, 2019 are summarized as follows:

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2019	$-	$74	$1,701	$1,775
Loss recorded in other comprehensive loss	-	(37)	(340)	(377)
Balance as at March 31, 2020	$-	$37	$1,361	$1,398

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$1,607	$2,597
Additions	60	171	-	231
Dispositions	(1,758)	-	-	(1,758)
Gain (loss) recorded in other comprehensive loss	708	(97)	94	705
Balance as at December 31, 2019	$-	$74	$1,701	$1,775

The Company holds marketable securities of publicly traded companies as strategic investments and has less than a 10% equity interest in each of the investees. During the year ended December 31, 2019, the Company sold 6,250,000 common shares of Silver One Resources Inc. for net proceeds of $1,750 with original cost of $6,360, and realized a cumulative loss on sale of $4,610 in other comprehensive loss.

4. MINERAL PROPERTIES

As at March 31, 2020 and December 31, 2019, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2019	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance March 31, 2020
Springpole	$76,775	$85	$296	$1,062	$624	$401	$-	$-	$-	$79,243
Goldlund	98,894	2	221	525	176	83	-	-	-	99,901
Hope Brook	20,071	20	14	3	101	14	-	-	-	20,223
Cameron	27,374	7	21	14	4	9	-	-	-	27,429
Pickle Crow	19,263	20	27	6	1	2	(100)	-	-	19,219
Duquesne	5,133	-	1	3	-	-	-	-	-	5,137
Pitt	2,084	-	-	-	-	-	-	-	-	2,084
Others(1)	2,615	1	2	5	4	1	-	-	-	2,628
Canada Total	$252,209	$135	$582	$1,618	$910	$510	$(100)	$-	$-	$255,864
Mexico Total(2)	154	5	-	-	-	-	-	15	-	174
USA	452	-	-	-	-	-	-	42	-	494
Total	$252,815	$140	$582	$1,618	$910	$510	$(100)	$57	$-	$256,532

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Balance December 31, 2018	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2019
Springpole	$73,378	$347	$950	$1,058	$488	$554	$-	$-	$-	$76,775
Goldlund	96,604	3	726	1,085	240	236	-	-	-	98,894
Hope Brook	19,581	20	213	105	41	111	-	-	-	20,071
Cameron	27,032	56	87	126	16	57	-	-	-	27,374
Pickle Crow	16,754	31	88	46	2,376	18	(50)	-	-	19,263
Duquesne	5,091	2	3	35	1	1	-	-	-	5,133
Pitt	2,082	-	-	2	-	-	-	-	-	2,084
Others(1)	2,559	3	17	27	8	1	-	-	-	2,615
Canada Total	$243,081	$462	$2,084	$2,484	$3,170	$978	$(50)	$-	$-	$252,209
Mexico Total(2)	244	43	22	34	-	-	(179)	(10)	-	154
USA	804	46	-	-	-	-	(25)	(32)	(341)	452
Total	$244,129	$551	$2,106	$2,518	$3,170	$978	$(254)	$(42)	$(341)	$252,815

(1)
Other mineral properties in Canada as at March 31, 2020 and December 31, 2019 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).
(2)
Mineral properties in Mexico as at March 31, 2020 and December 31, 2019 include Miranda, Socorro, San Ricardo, Las Margaritas, Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao. A write-down of these properties to $nil except for Las Margaritas was recorded during the year ended December 31, 2018.

The Company has various underlying agreements and commitments with respect to its Canadian mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

4. MINERAL PROPERTIES (Continued)

On March 12, 2020, the Company and Auteco Minerals Ltd (“Auteco”) executed a definitive Earn-In Agreement (the “Earn-In Agreement”) whereby Auteco may earn an 80% interest in the Pickle Crow project. Pursuant to the Earn-In Agreement, Auteco can earn an 80% equity interest in PC Gold, a wholly-owned subsidiary of First Mining which owns the Pickle Crow Project, by (a) incurring a total of $10,000 in exploration expenditures over five years, (b) making cash payments to First Mining totaling $4,100 (of which the Company has received $100 to date), and (c) issuing 125 million shares of Auteco to First Mining. First Mining will also retain a 2% Net Smelter Returns (“NSR”) Royalty, 1% of which can be purchased by Auteco for USD $2,500,000. During the term of the Earn-In Agreement, Auteco will be responsible for all program costs. During the three months ended March 31, 2020, the Company received initial consideration in cash of $100 under the terms of the Earn-in Agreement. As at March 31, 2020, the carrying value of the Pickle Crow Project is $19,219 (December 31, 2019 - $19,263). Subsequent to March 31, 2020, the Company received the scheduled consideration of 25 million shares of Auteco.

5. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as fair value through other comprehensive income (loss) (“FVTOCI”), with changes in fair value recorded in other comprehensive income (loss).

As there is no observable market data which can be used to determine the fair value of the Company’s mineral property investments, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:
●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to March 31, 2020;
●
The company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Quebec.

As at March 31, 2020, management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $335 was recorded (three months ended March 31, 2019 - $nil) (Note 14). As at March 31, 2020, the fair value of the Company’s mineral property investments is $5,733 (December 31, 2019 - $5,398).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

6. RIGHT-OF-USE ASSET AND LEASE LIABILITY

In December 2019, the Company entered into a 5-year lease agreement to use office space. The Company has recorded this lease as a right-of-use asset and lease liability in the statement of financial position as a December 31, 2019. At the commencement date of the lease, the lease liability was measured at the present value of the lease payments. The lease payments are discounted using an interest rate of 10%, which is the Company’s incremental borrowing rate.

a)
Right-of-Use Asset

	March 31, 2020	December 31, 2019
Balance, beginning of period	$648	$-
Present value of future lease payments	-	648
Depreciation	(22)	-
Balance, end of period	$626	$648

b)
Lease Liability

	March 31, 2020	December 31, 2019
Balance, beginning of period	$648	$-
Present value of future lease payments	-	648
Finance costs	10	-
Repayments of principal	(17)	-
Payments of finance costs	(10)	-
Balance, end of period	$631	$648

Statements of Financial Position Presentation	March 31, 2020	December 31, 2019
Current portion of lease liability	$104	$94
Non-current lease liability	527	554
Total	$631	$648

Maturity analysis – contractual undiscounted cash flows:

As at	March 31, 2020	December 31, 2019
Less than one year	$163	$149
One to five years	637	678
More than five years	-	-
Total undiscounted lease liability	$800	$827

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	March 31, 2020	December 31, 2019
Accounts payable	$980	$768
Other accrued liabilities	711	630
Total	$1,691	$1,398

8. ENVIRONMENTAL RECLAMATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the exploration and development of a mineral property. As at March 31, 2020, the Company estimates that the environmental reclamation provision for the Pickle Crow Gold Project is $2,362 (December 31, 2019 - $2,355). The liability was estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The recorded amount has been measured using a risk-free discount rate of 1.67% based on a Canadian government bond and an inflation rate of 2%. The cash outflows in respect of the provision are expected to occur over the next eight years.

	March 31, 2020	December 31, 2019
Balance, beginning of period	$2,355	$-
Present value of environmental reclamation provision	-	2,355
Interest or accretion expense	7	-
Balance, end of period	$2,362	$2,355

Statements of Financial Position Presentation	March 31, 2020	December 31, 2019
Current portion of environmental reclamation provision	$812	$716
Non-current environmental reclamation provision	1,550	1,639
Total	$2,362	$2,355

9. SHARE CAPITAL

c)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares: 632,619,453 (December 31, 2019 – 591,997,138).
Preferred shares: nil (December 31, 2019 – nil).

Private Placement Equity Financing with Ausenco

First Mining has entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a Pre-Feasibility Study (“PFS”) for the Company’s Springpole Gold Project. Ausenco or an affiliate will be entitled to receive approximately $1,600 in fees thereunder. Pursuant to the agreement with Ausenco, on January 15, 2020 the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750 in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share. First Mining then prepaid $750 to Ausenco for the first tranche of work under the PFS. The movements in the balance prepaid to Ausenco during the three months ended March 31, 2020 and year ended December 31, 2019 are summarized as follows:

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

9. SHARE CAPITAL (Continued)

	March 31, 2020	December 31, 2019
Balance, beginning of period	$-	$-
Prepayment	750	-
PFS services provided	(303)	-
Balance, end of period	$447	$-

Non-Brokered Private Placement Financing

On March 6, 2020, the Company completed a non-brokered private placement raising aggregate gross proceeds of $8,532 (the “2020 Offering”). Pursuant to the 2020 Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,032 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500. In connection with the 2020 Offering, the Company paid issuance costs of $128 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) (the “ITA”) ITA and one-half of one Warrant on the same terms as the Warrants forming part of the Units. An amount of $7,300 ($7,410 net of allocated issuance costs of $110) was recorded in share capital. The Warrants were valued at $1,104 ($1,122 net of allocated issuance costs of $18) using the relative fair value method, and the remaining $300, representing the implied premium, was recorded as a flow-through share premium liability (Note 10).

c) Warrants

The movements in warrants during the three months ended March 31, 2020 and year ended December 31, 2019 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2018	20,116,855	$0.99
Warrants issued	12,845,383	0.40
Warrants exercised	(214,200)	0.20
Warrants expired	(16,875,040)	1.10
Balance as at December 31, 2019	15,872,998	$0.41
Warrants issued	18,710,159	0.33
Balance as at March 31, 2020	34,583,157	$0.37

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

9. SHARE CAPITAL (Continued)

The following table summarizes information about warrants outstanding as at March 31, 2020:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.33	18,710,159	$0.33	2.91
$0.40	12,845,383	$0.40	2.13
$0.44	3,027,615	$0.44	1.21
	34,583,157	$0.37	2.47

The Warrants issued during the three months ended March 31, 2020 and year ended December 31, 2019 have been valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31, 2020	Year ended December 31, 2019
Risk-free interest rate	1.75%	1.55%
Expected life (years)	3.00 years	3.00 years
Expected volatility(1)	65.78%	67.22%
Expected dividend yield	Nil	Nil

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the three months ended March 31, 2020 and year ended December 31, 2019 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Granted – April 1, 2019	750,000	0.40
Granted – April 29, 2019	2,000,000	0.40
Options expired	(7,700,000)	0.68
Options forfeited	(1,387,500)	0.50
Balance as at December 31, 2019	46,927,500	$0.57
Granted – January 31, 2020	8,750,000	0.25
Options exercised	(400,000)	0.15
Options expired	(1,700,000)	0.40
Balance as at March 31, 2020	53,577,500	$ 0.54

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

9. SHARE CAPITAL (Continued)

The weighted average closing share price at the date of exercise for the three months ended March 31, 2020 was $0.23 (March 31, 2019 – $nil). 400,000 stock options were exercised during the three months ended March 31, 2020 (March 31, 2019 – Nil).

The following table summarizes information about the stock options outstanding as at March 31, 2020:

				Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	31,092,500	$0.39	3.82	17,964,375	$0.38	3.46
$0.51 – 1.00	22,485,000	0.75	1.89	22,485,000	0.75	1.89
	53,577,500	$0.54	3.01	40,449,375	$0.58	2.59

During the three months ended March 31, 2020, there were 8,750,000 (March 31, 2019 – 5,000,000) stock options granted with an aggregate fair value of $1,080 (March 31, 2019 – $1,126), or a weighted average fair value of $0.12 per option (March 31, 2019 – $0.23). As at March 31, 2020, 13,128,125 (March 31, 2019 – 13,915,625) stock options remain unvested with an aggregate grant date fair value of $842 (March 31, 2019 - $1,268).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the periods ended March 31, 2020 and March 31, 2019 was classified within the financial statements as follows:

	For the three months ended March 31,
Statements of Net Loss:	2020	2019
General and administration	$237	$330
Exploration and evaluation	44	11
Investor relations and marketing communications	63	120
Corporate development and due diligence	61	113
Subtotal	$405	$574
	For the three months ended March 31,
Statements of Financial Position:	2020	2019
Mineral Properties	$224	$151
Total	$629	$725

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

9. SHARE CAPITAL (Continued)

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31, 2020	Year ended December 31, 2019
Risk-free interest rate	2.00%	2.20%
Share price at grant date (in dollars)	$0.23	$0.36
Exercise price (in dollars)	$0.25	$0.40
Expected life (years)	5.00 years	5.00 years
Expected volatility(1)	69.22%	71.86%
Forfeiture rate	5.00%	5.00%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

10. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	February 14, 2020	May 16, 2019	December 18, 2019	Total
Balance, December 31, 2018	$-	$-	$-	$-
Liability incurred for flow-through shares issued May 16, 2019	-	475	-	475
Settlement of flow-through share premium liability upon incurring eligible expenditures		(430)	-	(430)
Liability incurred for flow-through shares issued December 18, 2019	-	-	296	296
Balance, December 31, 2019	$-	$45	$296	$341
Liability incurred for flow-through shares issued February 14, 2020	300	-	-	300
Settlement of flow-through share premium liability upon incurring eligible expenditures	(50)	(45)	(122)	(217)
Balance, March 31, 2020	$ 250	$ -	$174	$424

As at March 31, 2020, the Company had $3,260 (December 31, 2019 - $2,178) of unspent flow-through expenditure commitments.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11. OPERATING EXPENSES

Components by nature of the Company’s functional operating expense categories are as follows:

	For the three months ended March 31, 2020
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$58	$50	$8	$1	$117
Consultants	21	11	10	-	42
Depreciation	26	41	-	-	67
Directors fees	17	-	-	-	17
Exploration and evaluation	-	8	-	-	8
Investor relations and marketing communications	3	2	162	23	190
Professional fees	142	9	-	-	151
Salaries	163	22	45	41	271
Share-based payments (non-cash) (Note 9(d))	237	44	63	61	405
Transfer agent and filing fees	77	-	-	-	77
Travel and accommodation	13	16	11	6	46
Operating expenses total	$757	$203	$299	$132	$1,391

	For the three months ended March 31, 2019
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$98	$42	$5	$-	$145
Consultants	26	12	23	-	61
Depreciation	3	40	-	-	43
Directors fees	34	-	-	-	34
Exploration and evaluation	-	10	-	-	10
Investor relations and marketing communications	-	2	363	-	365
Professional fees	86	-	-	-	86
Salaries	204	41	18	28	291
Share-based payments (non-cash) (Note 9(d))	330	11	120	113	574
Transfer agent and filing fees	74	-	-	-	74
Travel and accommodation	12	41	5	4	62
Operating expenses total	$867	$199	$534	$145	$1,745

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

12. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at March 31, 2020 and December 31, 2019 is as follows:

Non-current assets	March 31, 2020	December 31, 2019
Canada	$257,312	$253,587
Mexico	258	252
USA	496	454
Total	$258,066	$254,293

13. RELATED PARTY TRANSACTIONS

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2020 and 2019 is as follows:

Service or Item	Three months ended March 31,
	2020	2019
Directors’ fees	$17	$34
Salaries and consultants’ fees	268	274
Share-based payments (non-cash)	395	568
Total	$680	$876

14. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments.

These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of the non-current reclamation deposit approximated its fair values as the amount is represented by a cash deposit. This financial instrument is classified as financial asset at amortized cost.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

14. FAIR VALUE (Continued)

The carrying value of marketable securities was based on the quoted market prices of the shares as at March 31, 2020 and was therefore considered to be Level 1. These financial instruments are classified as financial assets at FVTOCI. During the three months ended March 31, 2020, a fair value loss on marketable securities of $377 (March 31, 2019 - gain of $12) was recorded (Note 3).

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the three months ended March 31, 2020, management concluded that there was an increase in the fair value of the mineral property investments, and a fair value gain of $335 (March 31, 2019 - $nil) was recorded (Note 5).

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	March 31, 2020			December 31, 2019
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 3)	$1,398	$1,398	$-	$1,775	$1,775	$-
Mineral property investments (Note 5)	5,733	-	5,733	5,398	-	5,398
Total	$7,131	$1,398	$5,733	$7,173	$1,775	$5,398

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the three months ended March 31, 2020 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

15. SUBSEQUENT EVENTS

Stock Options Grant

Subsequent to March 31, 2020, the Company granted 900,000 incentive stock options to Directors and Officers, and 200,000 incentive stock options to consultants of the Company under the terms of its stock option plan. The stock options have an exercise price of $0.25 per share and are exercisable for a period of five and three years, respectively, from the grant date.

Mexican Mineral Properties

On April 28, 2020, the Company entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of the Company that hold all of the shares of two Mexican companies which own all of the Company’s Mexican mineral properties. As a result, the Purchaser has acquired all eleven Mexican mineral properties that were previously held by the Company, for nominal cash consideration and granted the Company a 2% NSR on 10 of the 11 mineral properties. As of the date of this transaction with the Purchaser, First Mining no longer holds any mineral properties in Mexico.